

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2014

Via E-mail
Scott L. Mathis
Chief Executive Officer
Algodon Wines & Luxury Development Group, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

> **Re:**   **Algodon Wines & Luxury Development Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12(g)**
> **Filed August 13, 2014**
> **File No. 000-55209**

Dear Mr. Mathis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In your next amendment, please update your financial statements and related disclosures to a date not more than 135 days prior to the date of the amendment.

2.   We have considered your revisions in response to comment 1 in our letter dated June 18, 2014. Please confirm that you plan to update your disclosure in this section in future amendments to reflect the findings of the scheduled hearing on September 10, 2014. We may have further comments.

Prospectus Summary

3.   Please revise the first sentence in the introductory narrative to clarify that your disclosure within this section contains a complete summary of the material terms of the offering and your business.

Risk Factors

Risks Relating to Argentina

Continuing inflation may have an adverse effect…, page 5

4.   We note your revised disclosure in response to comment 5 from our letter dated July 18, 2014. Please clarify in future amendments if the estimated three year inflation rate represents a cumulative amount or a per year average. In addition, please continue to update this disclosure for the most recent information available.

5.   In addition, please note that we will continue to monitor for your materials submitted in response to comment 6 in our letter dated June 18, 2014.

Risks Associated with DPEC Capital's Business

The Chairman and CEO of AWLD…, page 15

6.   Please revise to better describe the *specific* impact of Mr. Mathis's potential statutory disqualification and remove the last three sentences in the second paragraph, which serve to mitigate the described risk.

Item 1. Business

Business and Overview of AWLD

Plan of Operations, page 21

7.   We have reviewed your revised disclosure in response to comment 9 from our letter dated July 18, 2014. Tell us if there is any substantive evidence that revenues will increase as a result of these marketing efforts (i.e. confirmed bookings).

8.   We are unable to determine how you have addressed comment 10 from our letter dated July 18, 2014 and reissue our comment in its entirety. Related to the comment above, please revise your disclosure to provide the basis for your presumption that room revenues will increase due to direct bookings and a higher occupancy percentage (i.e. confirmed bookings or other substantive evidence).

Description of Specific Investment Projects, page 23

9.   We note your tabular disclosures in this section in response to comment 11 in our letter dated June 18, 2014. Please supplement your disclosure to actually discuss the drivers of changes in occupancy, ADP and the other metrics represented here. We may have further comment.

10.   We note your response to comment 12 of our letter dated June 18, 2014. Please revise
        your disclosure in this section to disclose the material terms of this arrangement,
        including the fee structure, as previously requested.

Algodon Wines, page 27

11.   We have considered your response to comment 14 in our letter dated June 18, 2014;
        however, in light of your net losses reported in the prior two fiscal years, it remains
        unclear how you have deemed such revenues "negligible." Further, we note, per your
        disclosure, that these agreements appear to cover an export commitment of over 240,000
        bottles of wine and a 120% production increase. As such, please file the agreements is
        accordance with Item 610(b)(10)(ii) of Regulation S-K, or describe in greater detail why
        these do not constitute material arrangements.

Algodon Wine Estates – Real Estate Development, page 29

12.   Your revised disclosure in response to comment 14 from our letter dated July 18, 2014
        discusses estimated costs to complete Phases 1 and 2. However, we note that there are a
        total of five phases. Please revise your disclosure to include discussion of Phases 3, 4,
        and 5, or alternatively, disclose why it is impracticable to do so.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three months ended March 31, 2014 compared to three months ended March 31, 2013, page 34

13.   We note that 2014 restaurant revenues decreased from the comparable period in 2013.
        You disclose that the restaurant operations were scaled back due to renovations during
        that time, but that during 2014 the restaurant and bar are fully operative. Please clarify
        when the restaurant was under renovation and explain why the revenues decreased,
        despite the restaurant being fully operational in 2014.

Year ended December 31, 2013 Compared to the Year ended December 31, 2012

Gross Profit, page 35

14.   We have reviewed your revised disclosure in response to comment 16 from our letter
        dated July 18, 2014. Please quantify the effect that scaling back the restaurant business
        had on gross profit, or tell us why you believe such disclosure is not material to an
        understanding of your operations.

Gross Profit, page 35

15.   We have reviewed your revised disclosure in response to comment 17 from our letter dated July 18, 2014. Please expand your disclosure to discuss the reasons that costs of sales decreased and whether this represents a trend that is expected to continue.

Item 8. Legal Proceedings

Certain Regulatory Matters and Customer Arbitrations, page 58

16.   We note your revisions here in response to comment 1 in our letter dated July 18, 2014. Please revise your disclosure in the business section to more specifically discuss the company's plan to divest itself of interest in DPEC Capital, if any. If the company has not yet established such a plan, please revise to so state. We may have further comment.

Item 10. Recent Sales of Unregistered Securities, page 61

17.   We note your response to comment 20 of our letter dated July 18, 2014. Please advise whether the Form D filed October 11, 2012 covers the transactions in this section.

Note 15. Related Party Transactions, page F-24

Revenues, page F-24

18.   We have reviewed your response to comment 21 from our letter dated July 18, 2014. Please tell us why you believe that unrealized income (loss) from your investment in warrants meets the definition of revenue. Please clarify and cite any guidance upon which you relied.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me, at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Victoria Bantz, Esq. (via e-mail)
Eric S. Hutner, Esq. (via e-mail)